Exhibit (a)(5)(v)

                       [D.F. King & Co., Inc. Letterhead]


FOR IMMEDIATE RELEASE

           WJ ACQUISITION CORP. AND WHITEHALL JEWELLERS, INC. ANNOUNCE
                    EXPIRATION OF SUBSEQUENT OFFERING PERIOD
New York, New York and Chicago, Illinois, (March 17, 2006) -- Prentice Capital Management, LP ("Prentice") and Whitehall Jewellers, Inc. (OTC: JWLR.PK; "Whitehall" or the "Company"), announced today the expiration of the subsequent offering period to the cash tender offer by WJ Acquisition Corp. ("WJ Acquisition"), a wholly owned subsidiary of WJ Holding Corp. ("Holdings"), each an affiliate of Prentice and Holtzman Opportunity Fund, L.P. ("Holtzman" and together with Prentice, the "Investors"), for the outstanding shares of common stock of Whitehall at $1.60 net per share in cash, without interest. The subsequent offering period expired at 5:00 p.m., New York City time, on Thursday, March 16, 2006. Based on information provided by Continental Stock Transfer & Trust Company, the depositary for the offer, a total of 8,432,824 shares, representing approximately 50.3% of the outstanding common stock of Whitehall, were validly tendered pursuant to the tender offer, including the subsequent offering period. Together with shares beneficially owned by the Investors, WJ Acquisition now owns an aggregate of 12,716,619 shares, representing approximately 76% of the outstanding common stock of Whitehall. All such shares validly tendered and not withdrawn have been accepted for purchase in accordance with the terms of the tender offer. Whitehall and the Investors will, as promptly as practicable, take all action within their control to effect a merger of Whitehall with WJ Acquisition in which all remaining holders of Whitehall common stock will receive the same consideration for their shares as the holders who tendered their shares in the offer.


ABOUT THE INVESTORS

Each of WJ Acquisition and Holdings is a Delaware corporation and an affiliate of Prentice and Holtzman. WJ Acquisition and Holdings were formed for the purpose of consummating the offer and the merger and have not carried on any activities other than in connection with the offer and the merger. Prentice is a private investment limited partnership whose principal business is to serve as investment manager to a variety of private investment funds and to control the investing and trading in securities of these private investment funds. The general partner of Prentice is Michael Zimmerman. Holtzman is a Nevada limited partnership which is primarily involved in acquiring, holding and disposing of investments in various companies. The general partner of Holtzman is Holtzman Financial Advisors, LLC.


ABOUT WHITEHALL JEWELLERS

Whitehall Jewellers, Inc. is a national specialty retailer of fine jewelry, operating 360 stores in 38 states. The Company has announced that it intends to close a number of stores in the near term. The Company operates stores in regional and super regional shopping malls under the names Whitehall Co. Jewellers, Lundstrom Jewelers and Marks Bros. Jewelers.


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SAFE HARBOR STATEMENT

This press release contains certain forward-looking statements which are based upon current expectations and these statements involve material risks and uncertainties including that the conditions precedent to the consummation of the merger between WJ Acquisition and Whitehall are not satisfied or waived. Readers are cautioned that any such forward-looking statement is not a guarantee of future results and involves risks and uncertainties, and that actual results and outcomes may differ materially from those projected in the forward-looking statements. Whitehall does not undertake to publicly update or revise its forward-looking statements even if future changes make it clear that any projected results or outcomes expressed or implied therein will not be realized.

Thomas Long D.F. King & Co., Inc. (212) 493-6920